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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.   )*


                            Capsure Holdings Corp.
--------------------------------------------------------------------------------
                               (NAME OF ISSUER)

                    Common Stock, par value $.05 per share
--------------------------------------------------------------------------------
                        (TITLE OF CLASS OF SECURITIES)

                                  140673104
--------------------------------------------------------------------------------
                                (CUSIP NUMBER)

                               Susan Obuchowski
      Two N. Riverside Plaza, Suite 600, Chicago, IL  60606 (312) 466-4010
--------------------------------------------------------------------------------
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                               September 24, 1996
--------------------------------------------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  140673104                    13D                    Page   2   of  21

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Samuel Zell
    ###-##-####
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [x]
                                                                        (b) [x]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
    00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)                                                            [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    USA
--------------------------------------------------------------------------------
                  | 7   SOLE VOTING POWER
                  |     658,451
    NUMBER OF     |-------------------------------------------------------------
      SHARES      | 8   SHARED VOTING POWER
   BENEFICIALLY   |
     OWNED BY     |-------------------------------------------------------------
  EACH REPORTING  | 9   SOLE DISPOSITIVE POWER
    PERSON WITH   |     658,451
                  |-------------------------------------------------------------
                  | 10  SHARED DISPOSITIVE POWER
                  |
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    2,118,733
--------------------------------------------------------------------------------
12  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*      [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13.5%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    IN
--------------------------------------------------------------------------------

                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  140673104                    13D                    Page   3   of  21

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Samuel Zell Revocable Trust U/T/A 01/17/90
    ###-##-####
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [x]
                                                                        (b) [x]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
    00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)                                                            [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Illinois
--------------------------------------------------------------------------------
                  | 7   SOLE VOTING POWER
                  |     608,451
    NUMBER OF     |-------------------------------------------------------------
      SHARES      | 8   SHARED VOTING POWER
   BENEFICIALLY   |
     OWNED BY     |-------------------------------------------------------------
  EACH REPORTING  | 9   SOLE DISPOSITIVE POWER
    PERSON WITH   |     608,451
                  |-------------------------------------------------------------
                  | 10  SHARED DISPOSITIVE POWER
                  |
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    608,451
--------------------------------------------------------------------------------
12  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*      [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    3.9%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    00
--------------------------------------------------------------------------------

                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  140673104                    13D                    Page   4   of  21

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Alphabet Partners, an Illinois general partnership
    36-3002855
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [x]
                                                                        (b) [x]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
    00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)                                                            [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Illinois
--------------------------------------------------------------------------------
                  | 7   SOLE VOTING POWER
                  |     730,141
    NUMBER OF     |-------------------------------------------------------------
      SHARES      | 8   SHARED VOTING POWER
   BENEFICIALLY   |
     OWNED BY     |-------------------------------------------------------------
  EACH REPORTING  | 9   SOLE DISPOSITIVE POWER
    PERSON WITH   |     730,141
                  |-------------------------------------------------------------
                  | 10  SHARED DISPOSITIVE POWER
                  |
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    730,141
--------------------------------------------------------------------------------
12  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*      [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    4.7%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    PN
--------------------------------------------------------------------------------

                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  140673104                    13D                    Page   5   of  21

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    ZFT Partnership, an Illinois general partnership
    36-3022976
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [x]
                                                                        (b) [x]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
    00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)                                                            [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Illinois
--------------------------------------------------------------------------------
                  | 7   SOLE VOTING POWER
                  |     730,141
    NUMBER OF     |-------------------------------------------------------------
      SHARES      | 8   SHARED VOTING POWER
   BENEFICIALLY   |
     OWNED BY     |-------------------------------------------------------------
  EACH REPORTING  | 9   SOLE DISPOSITIVE POWER
    PERSON WITH   |     730,141
                  |-------------------------------------------------------------
                  | 10  SHARED DISPOSITIVE POWER
                  |
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    730,141
--------------------------------------------------------------------------------
12  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*      [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    4.7%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    PN
--------------------------------------------------------------------------------

                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  140673104                    13D                    Page   6   of  21

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Ann Lurie
    ###-##-####
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [x]
                                                                        (b) [x]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
    00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)                                                            [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    USA
--------------------------------------------------------------------------------
                  | 7   SOLE VOTING POWER
                  |     973,520
    NUMBER OF     |-------------------------------------------------------------
      SHARES      | 8   SHARED VOTING POWER
   BENEFICIALLY   |
     OWNED BY     |-------------------------------------------------------------
  EACH REPORTING  | 9   SOLE DISPOSITIVE POWER
    PERSON WITH   |     973,520
                  |-------------------------------------------------------------
                  | 10  SHARED DISPOSITIVE POWER
                  |
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    973,520
--------------------------------------------------------------------------------
12  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*      [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    6.2%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    IN
--------------------------------------------------------------------------------

                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  140673104                    13D                    Page   7   of  21

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Ann Lurie Revocable Trust U/T/A 12/22/89
    ###-##-####
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [x]
                                                                        (b) [x]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
    00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)                                                            [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Illinois
--------------------------------------------------------------------------------
                  | 7   SOLE VOTING POWER
                  |     486,760
    NUMBER OF     |-------------------------------------------------------------
      SHARES      | 8   SHARED VOTING POWER
   BENEFICIALLY   |
     OWNED BY     |-------------------------------------------------------------
  EACH REPORTING  | 9   SOLE DISPOSITIVE POWER
    PERSON WITH   |     486,760
                  |-------------------------------------------------------------
                  | 10  SHARED DISPOSITIVE POWER
                  |
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    486,760
--------------------------------------------------------------------------------
12  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*      [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    3.1%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    00
--------------------------------------------------------------------------------

                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  140673104                    13D                    Page   8   of  21

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    LFT Partnership, an Illinois general partnership
    36-6527526
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [x]
                                                                        (b) [x]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
    00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)                                                            [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Illinois
--------------------------------------------------------------------------------
                  | 7   SOLE VOTING POWER
                  |     486,760
    NUMBER OF     |-------------------------------------------------------------
      SHARES      | 8   SHARED VOTING POWER
   BENEFICIALLY   |
     OWNED BY     |-------------------------------------------------------------
  EACH REPORTING  | 9   SOLE DISPOSITIVE POWER
    PERSON WITH   |     486,760
                  |-------------------------------------------------------------
                  | 10  SHARED DISPOSITIVE POWER
                  |
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    486,760
--------------------------------------------------------------------------------
12  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*      [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    3.1%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    PN
--------------------------------------------------------------------------------

                    *SEE INSTRUCTION BEFORE FILLING OUT!

                                 SCHEDULE 13D
                            CUSIP NUMBER 140673104



Item 1.  Securities and Issuer

         The Statement relates to the common stock, par value $.05 per share ("Common Stock") of Capsure Holdings Corp. (the "Issuer"). The Issuer's principal executive offices are at Two North Riverside Plaza, Chicago, IL 60606.

Item 2.  Identity and Background


         (a) - (c)  This Statement is being filed by the following persons or entities:

                    1)  Samuel Zell
                    2) Samuel Zell Revocable Trust under trust agreement dated January 17, 1990 (the "Zell Trust")
                    3) Alphabet Partners, an Illinois general partnership ("Alphabet Partners")
                    4)  ZFT Partnership, an Illinois general partnership
                        ("ZFT Partnership")
                    5)  Ann Lurie
                    6) Ann Lurie Revocable Trust under trust agreement dated December 22, 1989 (the "Lurie Trust")
                    7)  LFT Partnership, an Illinois general partnership
                        ("LFT Partnership").

         Mr. Zell, the Zell Trust, Alphabet Partners, ZFT Partnership, Mrs. Lurie, the Lurie Trust and LFT Partnership are collectively the "Reporting Persons". The business address for all of the Reporting Persons is Two N. Riverside Plaza, Suite 600, Chicago, IL 60606. Certain information concerning the Reporting Persons is set forth in Appendix A hereto.

         (d) and (e) None of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the persons listed in Appendix A hereto, have, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration

         No funds were expended in the acquisition of the 3,042,253 shares of Common Stock reported herein. The Reporting Persons acquired the shares of Common Stock reported herein in a series of distributions from Equity Holdings, an Illinois general partnership ("Equity Holdings"). For a more complete explanation, see Item 5. of Amendment Number 7 to Schedule 13D for Equity Holdings which is attached hereto as Exhibit 1 and is incorporated herein by reference.

Item 4.  Purpose of Transaction

         The purpose of the Reporting Persons' acquisition of shares of Common Stock pursuant to a series of distributions discussed in Exhibit 1, which is incorporated herein by reference, was to restructure the Reporting Persons' manner of ownership of the Common Stock reported herein. The Reporting Persons hold the Common Stock for investment purposes.

         The Reporting Persons do not have any plans or proposals of the type referred to in clauses (a) through (j) of Item 4. of Schedule 13D.

Item 5.  Interest in Securities of the Issuer


         (a) To the best knowledge of the Reporting Persons, there are 15,624,749 shares of Common Stock outstanding as of the date hereof. As of the date hereof, the Reporting Persons may be deemed to own the following shares which represent the following percentages of the shares of Common Stock outstanding:



   REPORTING PERSON     NUMBER OF SHARES    PERCENTAGE OF OUTSTANDING
   ----------------     ----------------    -------------------------
Samuel Zell                 2,118,733(1)                     13.5%(1)

Samuel Zell Revocable
 Trust U/T/A  01/17/90        608,451                         3.9%

Alphabet Partners             730,141                         4.7%

ZFT Partnership               730,141                         4.7%

Ann Lurie                     973,520(2)                      6.2%(2)

Ann Lurie Revocable
 Trust U/T/A  12/22/89        486,760                         3.1%

LFT Partnership               486,760                         3.1%


         (1) Includes 608,451 shares beneficially owned by the Zell Trust; 730,141 shares beneficially owned by Alphabet Partners; 730,141 shares beneficially owned by ZFT Partnership; and options to purchase 50,000 shares which are currently exercisable and beneficially owned by Mr. Zell.

         (2) Includes 486,760 shares beneficially owned by the Lurie Trust; and 486,760 shares beneficially owned by LFT Partnership.

         Arthur A. Greenberg is the sole trustee of the ten trusts which are the general partners of Alphabet Partners. Mr. Greenberg beneficially owns 27,250 shares of Common Stock. Additionally, a trust in which Mr. Greenberg is the beneficiary, beneficially owns 2,000 shares of Common Stock. Mr. Greenberg disclaims beneficial ownership of the shares beneficially owned by such trust.

         Sheli Z. Rosenberg is the sole trustee of the fifteen trusts which are the general partners of ZFT Partnership. Mrs. Rosenberg beneficially owns 22,706 shares of Common Stock and options to purchase 40,000 shares which are currently exercisable.

         (b) Samuel Zell has the sole power to vote or to direct the vote of (assuming the exercise of the options to purchase 50,000 shares of Common Stock) and the sole power to dispose or to direct the disposition of the options to purchase 50,000 shares of Common Stock beneficially owned by him. Mr. Zell, as trustee of the Zell Trust, has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the 608,451 shares beneficially owned by the Zell Trust. Mr. Zell has no power to vote or to direct the vote and no power to dispose or to direct the disposition of the 1,460,282 shares beneficially owned by Alphabet Partners and ZFT Partnership, but as beneficiary of all of the trusts which are the partners of Alphabet Partners and ZFT Partnership may be deemed to be the beneficial owner of such shares. Mr. Zell disclaims beneficial ownership of such shares owned by Alphabet Partners and ZFT Partnership.

         Arthur A. Greenberg, as sole trustee of the ten trusts which are the general partners of Alphabet Partners, has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the 730,141 shares beneficially owned by Alphabet Partners. Mr. Greenberg disclaims beneficial ownership of such shares.

         Sheli Z. Rosenberg, as sole trustee of the fifteen trusts which are the general partners of ZFT Partnership, has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the 730,141 shares beneficially owned by ZFT Partnership. Mrs. Rosenberg disclaims beneficial ownership of such shares.

         Ann Lurie, as the trustee of the Lurie Trust, has the sole power to vote and to direct the vote and the sole power to dispose and to direct the disposition of the 486,760 shares beneficially owned by the Lurie Trust. Ann Lurie, as the sole trustee of the six trusts which are the general partners of LFT Partnership, has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the 486,760 shares beneficially owned by LFT Partnership. Mrs. Lurie disclaims beneficial ownership of the 486,760 shares beneficially owned by LFT Partnership.

         (c) The only transactions in Common Stock by the Reporting Persons are described in Item 5. of Amendment Number 7 to Schedule 13D of Equity Holdings which is filed herewith as Exhibit 1 and is incorporated herein by reference.

         (d) and (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         The individuals disclosed in Item 2. hereof hold the following positions with the Issuer:


              (i) Samuel Zell is Chairman of the Board of Directors and Chief Executive Officer;

             (ii) Sheli Z. Rosenberg is Vice President, Assistant Secretary and a member of the Board of Directors; and

            (iii)  Arthur A. Greenberg is Senior Vice President and Treasurer.

         Arlington Leasing Co., a Nevada corporation ("Arlington"), which separately has filed a Schedule 13D and Amendments thereto, is part of a consolidated group with Equity Group Investments, Inc., an Illinois corporation ("EGI"), as its parent. EGI's shareholders include Alphabet Partners, ZFT Partnership, LFT Partnership and certain of the trusts which are partners of Alphabet Partners, ZFT Partnership and LFT Partnership. As a result of the ownership of EGI and subsequently Arlington, the Reporting Persons and Arlington may be deemed to be members of a "group" as that term is defined in Section 13 (d)(3) of the Securities Act of 1934, as amended.


Item 7.  Materials to Be Filed as Exhibits

         Exhibit 1 - Amendment Number 7 to Schedule 13D for Equity Holdings.

         Exhibit 2 - Joint Filing Agreement dated as of September 24, 1996.



                                   SIGNATURES

After reasonable inquiry, and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


/s/  Samuel Zell                                      /s/  Ann Lurie
------------------------                              -----------------------
Samuel Zell                                           Ann Lurie




Samuel Zell Revocable Trust                           Ann Lurie Revocable Trust
U/T/A  01/17/90                                       U/T/A  12/22/89


/s/  Samuel Zell                                      /s/  Ann Lurie
------------------------                              -----------------------
Samuel Zell, Trustee                                  Ann Lurie, Trustee

Alphabet Partners, an Illinois              LFT Partnership
  general partnership                       By: Jesse Trust, a general partner
By:  SZA Trust, a general partner


/s/  Arthur A. Greenberg                    /s/  Ann Lurie
------------------------                    -----------------------
Arthur A. Greenberg, Trustee                Ann Lurie, Trustee




ZFT Partnership, an Illinois
  general partnership
By:  Samuel Zell Trust, a general partner


/s/  Sheli Z. Rosenberg
------------------------
Sheli Z. Rosenberg, Trustee


                                            DATED:  October 4, 1996

                                   APPENDIX A
                                  SCHEDULE 13D
                             CUSIP NUMBER 140673104

SAMUEL ZELL:

     Mr. Zell is Chairman of the Board of Directors of Equity Group Investments, Inc. ("EGI") and Equity Financial and Management Company ("EFM"). Both firms are privately owned affiliated investment management firms. Mr. Zell is also Chairman of the Board and Chief Executive Officer of the Issuer. Mr. Zell is a citizen of the United States of America.

SAMUEL ZELL REVOCABLE TRUST UNDER TRUST AGREEMENT DATED JANUARY 17, 1990:

     Mr. Zell is the trustee and beneficiary of the Samuel Zell Revocable Trust under trust agreement dated January 17, 1990 (the "Zell Trust"). The Zell Trust is an Illinois trust. Information concerning Mr. Zell is above.

ALPHABET PARTNERS, AN ILLINOIS GENERAL PARTNERSHIP:

     Alphabet Partners is composed of ten trusts created for the benefit of Mr. Zell which share equally in the partnership. Arthur A. Greenberg is the sole trustee of the ten trusts. Mr. Greenberg is a principal in the accounting firm, Greenberg & Pociask, P.C. and an Executive Vice President of EGI. Mr. Greenberg is also a Senior Vice President and Treasurer of the Issuer. Mr. Greenberg is a citizen of the United States of America.

ZFT PARTNERSHIP, AN ILLINOIS GENERAL PARTNERSHIP:

     ZFT Partnership is composed of fifteen trusts created for the benefit of Mr. Zell which share equally in the partnership. Sheli Z. Rosenberg is the sole trustee of the fifteen trusts. Mrs. Rosenberg is President and Chief Executive Officer of EGI and EF&M and a principal in the law firm, Rosenberg & Liebentritt, P.C. Mrs. Rosenberg is also a Vice President, Assistant Secretary and a member of the Board of Directors of the Issuer. Mrs. Rosenberg is a citizen of the United States of America.

ANN LURIE:

     Mrs. Lurie is a private investor. Mrs. Lurie is a citizen of the United States of America.

ANN LURIE REVOCABLE TRUST UNDER TRUST AGREEMENT DATED DECEMBER 22, 1989:

     Mrs. Lurie is the trustee and beneficiary of the Ann Lurie Revocable Trust under trust agreement dated December 22, 1989 (the "Lurie Trust"). The Lurie Trust is an Illinois trust. Information concerning Mrs. Lurie is above.

LFT PARTNERSHIP, AN ILLINOIS GENERAL PARTNERSHIP:

     LFT Partnership is composed of six trusts each created for one of Mrs. Lurie's six children which each shares equally in the partnership. Mrs. Lurie is the sole trustee of the six trusts. Information concerning Mrs. Lurie is above.

                                 EXHIBIT INDEX



Exhibit Number                     Description                           Page
--------------                     -----------                           ----

      1         Amendment Number 7 to Schedule 13D for Equity Holdings.   16

      2         Joint Filing Agreement dated September 24, 1996           20